Kingdom Scene Endeavors, LLC (the "Company") a Missouri Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kingdom Scene Endeavors, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 15, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	121,281	56,632
Total Current Assets	121,281	56,632
Non-current Assets		
Computers and Furniture, net of Accumulated Depreciation	-	45
Intangible Assets: Software Development, net of Accumulated Amortization	111,898	711,650
Security Deposits	2,000	2,000
Total Non-Current Assets	113,898	713,694
TOTAL ASSETS	235,179	770,326
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	10,337	6,376
PPP Loan	-	34,100
Deferred Revenue	13,203	14,054
Total Current Liabilities	23,540	54,531
TOTAL LIABILITIES	23,540	54,531
EQUITY		
Member's Equity	211,639	715,795
Total Equity	211,639	715,795
TOTAL LIABILITIES AND EQUITY	235,179	770,326

Statement of Changes in Member Equity

	Member's Equity
Beginning Balance at 1/1/2020	1,255,602
Class B Capital Contribution	360,150
Net Income (Loss)	(899,957)
Ending Balance 12/31/2020	715,795
Class B Capital Contribution	338,800
Net Income (Loss)	(842,956)
Ending Balance 12/31/2021	211,639

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	124,374	108,877
Cost of Revenue	22,722	24,450
Gross Profit	101,652	84,428
Operating Expenses		
Advertising and Marketing	112,248	169,790
General and Administrative	148,850	171,362
Rent and Lease	25,300	25,600
Depreciation	45	560
Amortization	692,796	619,835
Total Operating Expenses	979,239	987,147
Operating Income (loss)	(877,587)	(902,719)
Other Income		
Interest Income	21	82
Other	34,610	2,680
Total Other Income	34,631	2,762
Provision for Income Tax	-	-
Net Income (loss)	(842,956)	(899,957)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(842,956)	(899,957)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	45	560
Amortization	692,796	619,835
Accounts Payable	3,961	57
PPP Loan Forgiveness	(34,100)	-
Deferred Revenue	(852)	11,090
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	661,850	631,542
Net Cash provided by (used in) Operating Activities	(181,106)	(268,415)
INVESTING ACTIVITIES		
Equipment	(93,044)	(125,838)
Net Cash provided by (used by) Investing Activities	(93,044)	(125,838)
FINANCING ACTIVITIES		
Class B Capital Contribution	338,800	360,150
PPP Loan Issuance	-	34,100
Net Cash provided by (used in) Financing Activities	338,800	394,250
Cash at the beginning of period	56,632	56,634
Net Cash increase (decrease) for period	64,650	(3)
Cash at end of period	121,282	56,632

Kingdom Scene Endeavors, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Kingdom Scene Endeavors LLC ("the Company") was initially formed on January 9th, 2009, to explore and pursue the creation of a Christian entertainment brand and digital game for kids that has since become known as Lightgliders. Initially a freemium computer game, Lightgliders has evolved into a virtual world of Christian faith, games, and community for kids that is available online and in the app stores. With its migration to mobile, its adoption of a subscription model, its predictable unit economics, and its global accessibility, Lightgliders is positioned to grow its subscriber base and impact worldwide. It is also looking to extend its reach into other metaverse properties that include Roblox and play-to-earn gaming on the blockchain.

The Company will conduct a crowdfunding campaign under regulation CF beginning in 2022 into 2023 to raise operating and growth capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a subscription service to customers for online games and virtual community events. The Company's payments are generally collected at the initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be monthly or annually. Revenue is recognized over the life of the subscription as performance obligations are satisfied. The Company deferred revenue of $14,054 and $13,203 for the years ended 2020 and 2021, respectively, for prepaid subscriptions with remaining performance obligations.

Other Income

Other income in the amount of $34,610 as of December 31st, 2021, primarily consists of PPP loan forgiveness.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computers	5	1,973	(1,973)	-	-
Furniture and Fixtures	7	1,956	(1,956)	-	-
Grand Total	**-**	**3,929**	**(3,929)**	**-**	**-**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Software Development	3	2,078,287	(1,966,389)	-	111,898
Grand Total	**-**	**2,078,287**	**(1,966,389)**	**-**	**111,898**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases its office space under a 2-year operating lease that currently requires monthly payments of \$2,200. The current lease expires on May 23rd, 2023 and is cancelable upon three months prior written notice.

Year Ending December 31,	Expected Lease Payments
2022	25,900
2023	11,000
2024	-
2025	-
2026	-
Thereafter	-

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The founder invested $30,000 and $62,500 in 2020 and 2021, respectively, in exchange for 83.33 Class B Units.

A Company manager invested $15,000 in 2020 in exchange for 20 Class B Units.

A founder and Company manager invested $22,500 in 2020 in exchange for 26.66 Class B Units.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company entered into a PPP Loan totaling $34,100 in 2020. The amount accrued interest at 1%. The balance was fully forgiven in 2021. Management considered accrued interest as of December 31st, 2021, to be negligible.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has currently authorized 445.5 of Class A Units, 1,374.2 of Class B Units, and 8.3 of Class C Units. All authorized Class A, Class B, and Class C Units were issued and outstanding as of 2021. Primary class distinctions are on the basis of cash distribution priority and voting rights.

Priority of Cash Distributions: Distributions of available cash during the life of the Company will be made as follows on a pro rata basis:

* First, to pay taxes of Members to cover Annual Income Tax Liability with respect to the prior Fiscal Year.

* Second, to the Class B Members, pari passu and pro rata in proportion to their respective Unreturned Capital Contributions in an amount necessary to cause the Unreturned Capital Contributions of the Class B Members to equal zero.

* Third, to the Class A Members, pari passu and pro rata in proportion to their respective Unreturned Capital Contributions in an amount necessary to cause the Unreturned Capital Contributions of the Class A Members to equal zero.

* Fourth, to the Members, any remaining proceeds, allocated pro rata among the Members in accordance with such Member's respective Percentage Interests.

Voting: All Members holding Units shall be entitled to one vote for each Unit to approve specific actions listed in the Operating Agreement such as a sale, merger, or liquidation. Otherwise, the Company is managed by a Board of Managers that includes one representative of all the Class B Members known as the Class B Manager.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 15, 2022, the date these financial statements were available to be issued.

The Company entered into a loan agreement with its board president totaling $200,000. The loan accrues interest at 2% and has a maturity date in 2026.

The Company entered into an agreement with a well-known start-up accelerator on December 6, 2021, to be apart of its January 2022 co-hort of businesses. The agreement includes a warrant to invest up to $250,000 at a 20% discount during the next qualified financing. This warrant is only valid if and only if the Company chooses to convert from an LLC to a C Corp. Currently, the Company is an LLC and does not have plans to convert to a C Corp.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.